As filed with the Securities and Exchange Commission on April 4, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the
Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number 333-08426 and 22-27934

ANCHOR LAMINA INC.
(Exact name of registrant as specified in its charter)

2590 Ouellette Avenue
Windsor, ON N8X 1L7
(519) 966-4431
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

9 7/8% Senior Subordinated Notes due February 1, 2008
(Title of each class of securities covered by this Form)

Not Applicable
(Titles of all other classes of securities for which a duty
to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☐  Rule 12h-3(b)(1)(i) ☒
Rule 12g-4(a)(1)(ii) ☐  Rule 12h-3(b)(1)(ii) ☐
Rule 12g-4(a)(2)(i) ☐  Rule 12h-3(b)(2)(i) ☒
Rule 12g-4(a)(2)(ii) ☐  Rule 12h-3(b)(2)(ii) ☐
 Rule 15d-6  ☒

Approximate number of holders of record as of the certification or notice date:

9 7/8% Senior Subordinated Notes due February 1, 2008   11

Pursuant to the requirements of the Securities Exchange Act of 1934, Anchor Lamina Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ANCHOR LAMINA INC.

Date: April 4, 2005    By: /s/ John C. Tough
Its: Vice President and Chief Financial Officer